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                                                                 EXHIBIT (a)(9)

               Form of Irrevocable Standing Order to Sell Shares

November   , 2001

UBS PaineWebber, Inc.
Powers Consulting Group
700 Fifth Avenue
Suite 5400
Seattle WA 98104-5054

Dear Sir or Madam:

   The following relates to shares of InfoSpace, Inc. Common Stock issued as restricted stock (the"Restricted Stock") under the InfoSpace, Inc. 2001 Nonstatutory Stock Option Plan. Please consider this your authorization to sell upon the request of my employer, InfoSpace, Inc. the amount of shares required in order to cover withholding taxes, as well as the fees associated with such sales.

   Also, please consider this your authorization to transfer funds to my employer, InfoSpace, Inc., in order to cover all taxes associated with the Restricted Stock.

   These instructions shall remain in effect for the duration of the vesting of my Restricted Stock under the 2001 Plan, which is approximately two years.

   In consideration for your honoring this request, I hereby agree to waive any and all claims I may have against UBS PaineWebber, Inc. relating to adverse consequences with fulfilling this request. I also agree to indemnify you and hold you harmless for any and all losses, liabilities, or expenses you may incur as a result of complying with this request.

                                          Thank you,


                                          (Employee)

Dated: